EXHIBIT 99.1


            CONTACT:

            Vincent Loporchio                                 Brent DiGiorgio
            (617) 292-3239                                    (203) 240-7632


                              FOR IMMEDIATE RELEASE


                SHAWMUT ANNOUNCES COMPLETION OF COHASSET SAVINGS
                                   ACQUISITION

            BOSTON, MASS. AND HARTFORD, CONN., September 30, 1994 -- Shawmut National Corporation (NYSE: SNC) today announced that it has completed its acquisition of Cohasset Savings Bank (NASDAQ:CHTB) of Cohasset, Massachusetts, and officially opened for business through its subsidiary Shawmut Bank, N.A.

            Shawmut originally announced a definitive agreement to acquire Cohasset Savings for $16 in cash per fully diluted Cohasset share, for a total of $16.9 million on March 2, 1994. Prior to the acquisition, Cohasset Savings had $78 million in assets and two branches, in Cohasset and North Scituate.

            With assets of $31.3 billion, Shawmut National Corporation is a superregional bank holding company with a franchise of over 300 branches and nearly 500 ATMs in four New England states: Connecticut, Massachusetts, New Hampshire, and Rhode Island. Shawmut is a leading provider of financial services to consumers and small-to medium-sized businesses. It also provides financial services to corporate customers, correspondent banks, and government units throughout New England and in select national markets.


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